[GRAPHIC OMITTED] AHOLD                                             May 23, 2007

                                                                   Press Release

AHOLD PROPOSES CAPITAL REPAYMENT AND REVERSE STOCK SPLIT TO RETURN EUR 3 BILLION TO SHAREHOLDERS

Amsterdam, The Netherlands, May 23, 2007 - Ahold today announced a proposal to amend its articles of association to allow for a capital repayment and reverse stock split. This follows the announcement on March 22, 2007, of a proposal to return EUR 3 billion to shareholders. Ahold will make the proposal at an Extraordinary General Meeting of Shareholders to be held on June 19, 2007 in Zaandam, The Netherlands.

Ahold has conducted an extensive review of the ways to return EUR 3 billion to shareholders and has concluded that within the Dutch regulatory environment the most expeditious method is a capital repayment and reverse stock split.

The adjustments in the nominal capital and the reverse stock split will result in a repayment of capital to shareholders of EUR 1.89 per common share, and a reduction in outstanding common shares. This reduction will reflect the amount of capital returned relative to the total market value of the outstanding common shares at the date that the amendment of the articles of association becomes effective. The repayment to shareholders and stock split will be subject to the customary filings with the trade registry, a two-month creditor objection period, and the closing of the sale of U.S. Foodservice.

The full agenda for the Extraordinary General Meeting of Shareholders is available on Ahold's public website (www.ahold.com).

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to plans for a capital repayment and reverse stock split and the expected effect of such plans, including the repayment of capital to shareholders, the expected amount of such repayment and the expected timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies including the completion of planned divestments on terms that are acceptable to Ahold, including the closing of the sale of U.S. Foodservice, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, government agencies, competitors and third parties, including any objections by creditors to the proposed capital repayment, and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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